Exhibit 99.5

Date: April 24, 2019	100 University Avenue, 8th floor
AMENDED	Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TITAN MEDICAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	April 18, 2019
Record Date for Voting (if applicable):	April 18, 2019
Beneficial Ownership Determination Date:	April 18, 2019
Meeting Date:	May 29, 2019
Meeting Location (if available):	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88830X819	CA88830X8199

Sincerely,

Computershare
Agent for TITAN MEDICAL INC.